Mail Stop 6010
Via Facsimile and U.S. Mail

September 19, 2007

William E. Hitselberger
Executive Vice President and
Chief Financial Officer
PMA Capital Corporation
380 Sentry Parkway
Blue Bell, Pennsylvania 19422

  Re: PMA Capital Corporation
    Form 10-K for fiscal year ended December 31, 2006
    File No. 001-31706

Dear Mr. Hitselberger:

  We have reviewed your July 11, 2007 response to our June 27, 2007 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Run-off Operations, page 36

1. Please refer to prior comment 1. Your response does not appear to contain any proposed new disclosure. We reissue our original comment. Please describe and quantify for us in a disclosure-type format the primary terms of reinsurance agreements covering adverse loss development arising from your Run-off segment. Explain and quantify the financial objectives of these reinsurance agreements and the Run-off segment's expected continuing future impact on your consolidated operating results. Also, given the level of recent commutation activity in your Run-off segment, please provide us in disclosure-type format the

expected effect on operations and financial position of future commutation and novation activity as discussed in the last paragraph of your response to this comment.

Critical Accounting Estimates, page 51

2.   Please refer to prior comment 3. The recent volatility in your loss development relates primarily to your Run-off segment. For example, in the first quarter of 2005, you strengthened reserves by $30.0 million due to higher than expected claim frequency and severity on contractors' liability policies. Please provide us revised proposed disclosure of your key reserve assumptions including claim frequency and claim severity that caused changes in prior year estimates for the Run-off segment. Explain the factors that you considered in revising these reserve assumptions for each period presented and the loss development that is reasonably likely to occur in the future. Consistent with your response to comment one, please ensure that your revised proposed disclosure clarifies the likelihood that your past Run-off loss development is indicative of expected future loss development.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant